                                                               November 16, 1998

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                      Columbia Energy Services Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                                File No. 70-8145


Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated April 22, 1993 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby certifies to the Commission that the balance sheet and income statement filed with this interim report reflect in all material respects the results of operations of Columbia Energy Services Corporation for the calendar quarter ended September 30, 1998.


                                    Very truly yours,

                                    COLUMBIA ENERGY SERVICES CORPORATION


                                    By: /s/ J. W. Trost
                                        ----------------------------------
                                        J. W. Trost, Vice President

                      Columbia Energy Services Corporation
                                 Balance Sheet
                            As of September 30, 1998
                                     ($000)


ASSETS

Property, Plant and Equipment
      Gas utility and other plant, at original cost                      17,669
      Accumulated depreciation and depletion                             (3,289)
                                                                       --------

Net Property, Plant and Equipment                                        14,380
                                                                       --------

Current Assets

      Cash and temporary cash investments                                 2,426
      Accounts receivable, net
         Customers                                                      472,793
         Intercompany                                                    36,192
         Other                                                              984
      Other inventories at average cost                                       6
      Prepayments                                                        42,587
      Other                                                               8,792
                                                                       --------

Total Current Assets                                                    563,780
                                                                       --------

Deferred Charges                                                         16,274
                                                                       --------

TOTAL ASSETS                                                            594,434
                                                                       ========

                      Columbia Energy Services Corporation
                                 Balance Sheet
                            As of September 30, 1998
                                     ($000)


CAPITALIZATION AND LIABILITIES

Capitalization
      Common Stock Equity
         Common stock, $10 par value (419,657 shares
          outstanding)                                                    4,197
         Additional paid-in capital                                      26,336
         Retained earnings                                              (13,099)
                                                                       --------

      Total common stock equity                                          17,434
      Long-term debt                                                         --

Total Capitalization                                                     17,434
                                                                       --------

Current Liabilities
      Accounts and drafts payable                                       373,036
      Intercompany  short-term loans                                     31,372
      Intercompany accounts payable                                      21,470
      Accrued taxes                                                      (4,623)
      Accrued interest                                                       --
      Other                                                              20,431
                                                                       --------

Total Current Liabilities                                               441,686
                                                                       --------

Other Liabilities and Deferred Credits
      Income taxes, noncurrent                                              570
      Investment tax credits                                                 --
      Postretirement benefits other than pensions                           175
      Other                                                             134,569
                                                                       --------

Total Other Liabilities and Deferred Credits                            135,314
                                                                       --------

TOTAL CAPITALIZATION AND LIABILITIES                                    594,434
                                                                       ========

                      Columbia Energy Services Corporation
                                Income Statement
                       Quarter Ending, September 30, 1998
                                     ($000)


Operating Revenues                                                    1,113,109

Operating Expenses
      Products purchased                                              1,099,533
      Operation                                                          18,495
      Depreciation                                                        1,014
      Other taxes                                                           625
                                                                      ---------

Total Operating Expenses                                              1,119,667
                                                                      ---------

Operating Income (Loss)                                                  (6,558)
                                                                      ---------

Other Income (Deductions)
      Interest income and other, net                                        697
      Interest expense and related charges                               (3,056)
                                                                      ---------

Total Other Income (Deductions)                                          (2,359)
                                                                      ---------

Income (Loss) Before Income Taxes                                        (8,917)

Income Taxes                                                             (3,057)
                                                                      ---------

Net Income (Loss)                                                        (5,860)
                                                                      =========